OWENS FINANCIAL GROUP, INC.
                               2221 OLYMPIC BLVD.
                             WALNUT CREEK, CA 94595





Office of EDGAR Filer Support
Securities and Exchange Commission
Washington, DC 20549

  RE: Owens Mortgage Investment Fund, a California Limited Partnership
      Withdrawal of Form S-11 File No. 333-86402/ CIK:  0000841501

Dear Sir or Madam:


This company is the general partner of Owens Mortgage Investment Fund, a California Limited Partnership (the Registrant). The Registrant has an existing effective 1933 Act registration statement on Form S-11, under File No. 333-69272. On April 17, 2002, we electronically filed for the Registrant, Post-Effective Amendment No.1 to said Form S-11.

We learned from an Email received yesterday from EDGAR.POSTMASTER@sec.gov that our filing was incorrectly made by us, and was accepted as a new Form S-11 and assigned a new File Number (333-86402). This filing should have been made as a post-effective amendment to Registration Statement No. 333-69272.

Please note that the Accession Number for the filing made on April 17, 2002, is:
0000841501-02-000006. It should be a Post-Effective
Amendment under old File No. 333-69272.

We request that the S-11 filing on April 17, 2002 (333-86402) be withdrawn.

Please contact Bryan Draper, telephone number (925) 280-5393, email: bdraper@owensfinancial.com




Very truly yours,


/s/ Bryan Draper